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Exhibit 99.(e)(3)

EAGLE EYE CORE TEAM
TEAMING AGREEMENT

        This Teaming Agreement, hereinafter referred to as "Agreement", is entered into by and between Bell Helicopter Textron Inc., a company organized and existing under the laws of Delaware having a place of business at 600 East Hurst, Hurst, Texas 76053 (hereinafter referred to as "Bell"), Lockheed Martin Corporation, a corporation organized and existing under the laws of the State of Maryland, USA, acting through its Lockheed Martin Aeronautics Company, having a place of business in Fort Worth, Texas, USA (hereinafter referred to as "LM Aero"), AAI Corporation, a corporation organized and existing under the laws of the State of Maryland, having a place of business at 124 Industry Lane Hunt Valley, MD 21030-0126 (hereinafter referred to as "AAI"), and Textron Systems Corporation, a corporation organized and existing under the laws of the State of Delaware, having a place of business at 201 Lowell Street, Wilmington, MA 01887 (hereinafter referred to as "Textron Systems"). Throughout this Agreement, the aforementioned parties may be individually referred to as "Party" or collectively as "Parties".

BACKGROUND

        Bell is experienced in the design, development, production and support of rotorcraft and unique Vertical Take-off and Landing (VTOL) systems, including VTOL Unmanned Vehicles, and possesses related proprietary technical data and know-how that is valuable and unique to Bell.

        LM Aero has extensive experience in advanced technology application, prototyping, C4ISR, low cost composites capability, and classified air vehicle design and possesses related proprietary technical data and know-how that is valuable and unique to LM Aero.

        AAI has extensive experience and expertise in ground control equipment, integration and support and possesses related proprietary technical data and know-how that is valuable and unique to AAI.

        Textron Systems has extensive experience in specialized UAV weapons payloads specifically designed or adapted for a Tiltrotor UAV, as hereinafter defined, and possesses related proprietary technical data and know-how that is valuable and unique to Textron Systems.

        For the purposes of this Agreement, a Tiltrotor UAV is defined as an unmanned air vehicle equipped with rotor systems and transmission nacelles that are mounted on each wingtip, a single engine centrally located within the fuselage, and a flight control system that enables the aircraft to operate as a helicopter when taking off and landing vertically, and operate as an airplane when the nacelles are rotated 90 degrees forward.

        The Parties, because of their diverse experience and capabilities, have determined that they would benefit from a teaming arrangement among their respective organizations for the purpose of collaborating in the pursuit and performance of Tiltrotor UAV programs utilizing the Eagle Eye System, or modifications or derivatives thereof, including one or more Tiltrotor UAV, ground control equipment, the payload(s) (sensors, weapons and other items carried internally or externally by the air vehicle), communications, and integrated logistics support, (hereinafter referred to as "Program"). Individual opportunities to pursue Program business are referred to as "Program Opportunities".

        This Agreement is entered into to enable each Party to enjoy the benefits of the other Parties capabilities in areas of work which are not independently available within the respective companies.

        It is desirable to set forth the following division of responsibilities and understandings in writing.

        Accordingly, in consideration of the foregoing and the mutual agreements contained herein, the Parties agree as follows:

1.0   Purpose and Scope of the Agreement

        The purpose of this Agreement is to establish a teaming relationship among Bell, LM Aero, AAI and Textron Systems to cooperate in the pursuit and performance of the Program. The Program includes opportunities to provide prototypes, demonstrators, system design and development, production, derivatives, and logistics support to the U.S. Government and non-U.S. Government customers (collectively the "Customers") under prime contracts and subcontracts. However, opportunities for direct contracts with customers in European Union countries are specifically excluded from the scope of this Agreement. Collectively, the Parties represent the core team for TEAM EAGLE EYE and are responsible for jointly pursuing Program Opportunities that offer a competitive solution to Customers with a requirement for a Vertical Tactical Unmanned Aerial Vehicle (VTUAV) or Vertical Unmanned Aerial Vehicle (VUAV) that could be addressed with a Tiltrotor UAV.

        This Agreement is intended to facilitate a cooperative working relationship among the Parties to define, prepare and submit coordinated proposals for each Program Opportunity.

2.0   Responsibilities of the Parties

        The Parties will utilize reasonable efforts to establish fair work content for each Party for each Program Opportunity. It is the objective of the Parties that the work share relative to the prime contract value will approximate the following distribution for each Program Opportunity. As the Parties establish detailed strategies for each Program Opportunity, it is understood that performance relative to these objective percentages may vary with each Program Opportunity. In the event that cumulative contract efforts materially deviate from these objectives, the Parties will apply reasonable efforts to adjust work scope and allocations of future efforts to compensate for such deviations.

  Bell—Prime
  LM Aero—20%
  AAI—20%
  Textron Systems—10%

        The following paragraphs specify the tentative work content to be performed by each of the respective Parties, subject to Customer approval, as required:

  a.
  Except as provided in paragraph 2.0 b below, Bell will serve as the prime contractor (hereinafter "Prime"). Except as provided in paragraph 2.0 b and Article 3.0 below with respect to the Business Development Lead roles, Bell will be responsible for overall program capture, business development leadership, system performance and integration, program management, Tiltrotor UAV design, development, production, flight-testing, delivery and support for the Tiltrotor UAV.

  b.
  LM Aero will participate as a subcontractor. LM Aero will provide advanced technology expertise, prototyping, C4ISR applications and low cost composite capability applied to the realm of vertical lift UAVs. LM Aero will be responsible for classified Tiltrotor UAV design, development and fabrication of the Outer Mold Line, fuselage, tail, and special technology details. In the event that classified Tiltrotor UAV demonstrators are contracted, LM Aero will be the Prime with the attendant prime contractor responsibilities summarized in paragraph 2.0 a, and the work share will be jointly determined by the Parties.

  c.
  AAI will participate as a subcontractor. AAI will provide the AAI One System™ Ground Control Station (GCS), all Common Ground Control Equipment (GCE), GCS integration expertise, and embedded and institutional GCE training systems. AAI will be responsible for all ground control equipment design, development, production and integration of the ground control equipment into the Eagle Eye System. AAI will support Tiltrotor UAV design, development, production, integration, flight-testing, and delivery and will provide support for GCS and GSE. AAI will also be responsible for design, development and production of the forward fuselage section for the prototype Tiltrotor UAV. AAI will be considered by Bell as a potential source for the production of the front fuselage if AAI can meet the needs of production throughput, capability, cost, performance, etc.

  d.
  Textron Systems will participate as a subcontractor. Textron Systems will provide specialized UAV weapons payloads specifically designed or adapted for a Tiltrotor UAV and will provide ordnance integration support as required.

3.0   Program Opportunities and Cooperation

        The Parties have identified the following primary opportunities for collaboration in the marketing, capture, development, production and sustainment of the Program.

Opportunity		Business Development Lead
a.	Deepwater UAV Program	Bell
b.	USMC VUAV Program	Bell
c.	USN VTUAV Program	Bell
d.	US Army	AAI
e.	SOCOM UAV opportunity	LM Aero
f.	Classified Programs	LM Aero

        The Parties agree to evaluate other Program Opportunities, including international sales, as mutually determined on a case-by-case basis, except as excluded above. However, one or more of the Parties may elect not to participate in the pursuit and performance of such Program Opportunities. In the event that one or more Parties elects not to participate in the pursuit and performance of a particular Program Opportunity, this Agreement shall continue to apply with respect to the other Parties with regard to that Program Opportunity.

        The Parties recognize and agree that a successful prototype demonstration at the NAVAIR/AUVSI Webster Field, MD UAV Demonstration event in the summer of 2005 is a high priority. The Parties agree to cooperate in trade shows, exhibitions, conferences and air shows where Team Eagle Eye will exhibit, as mutually agreed to by the Parties.

        It is understood by the Parties that Bell owns and has the right to use the Prototype Tiltrotor UAV on a non-interference basis for demonstrations outside of Team Eagle Eye Core Team activities.

        The Parties agree to jointly participate in Team Eagle Eye strategic planning, program capture, bid and proposal funding, business development, cross-product integration/coordination, operational analysis, and mission success planning and execution. The Parties hereby establish a Team Eagle Eye Steering Committee, comprised of one representative from each company, to be briefed by the capture team organization on status and issues for resolution. The Steering Committee will meet at least quarterly. The Parties also hereby establish an Executive Committee (EXCOM) comprised of the CEO of Bell, the Vice President and General Manager of LM Aero Advanced Development Projects, the President & CEO of AAI and the President of Textron Systems (or their respective fully empowered delegates) to meet as required to provide strategic direction, assure program success and resolve any issues.

4.0   Proposal Support

        For each Program Opportunity, in which the Prime elects to participate, the Prime is expected to submit proposals to the Customer, to identify the other Parties as subcontractors for the applicable portions of the work contained therein (including their respective responsibilities), and to identify the proposed contractual relationship of the Parties.

        For each Program Opportunity in which a Party elects to participate, it is anticipated that each participating Party will furnish, as reasonably required for incorporation into any final proposal, all proposal material pertinent to the work identified for the respective Parties, including but not limited to manuscripts, artwork, and if required by the Customer, cost or pricing data, as appropriate. It is also anticipated that each participating Party will furnish qualified personnel who will cooperate together in drafting a proposal and will work to ensure that proposal inputs are provided in accordance with the proposal schedule and requirements, as determined by the Prime. Although no Party is obligated to produce a proposal under this Agreement, if a Party prepares a proposal for any Program Opportunity, that proposal may only be used in a manner consistent with the purposes and requirements of this Agreement.

        If a Party prepares a proposal, that Party will exert reasonable efforts to cause the selection of the Prime and the acceptance of the other Parties as subcontractors and will continue to exert reasonable efforts toward this objective throughout any and all negotiations concerning a proposed contract or subcontract which may follow the submission of such proposal or proposals.

        In the event that the Prime should be requested or is presented the opportunity to make oral or written presentations to interested Customers concerning the Program, the Parties will support such presentations as reasonably requested by the Prime, for those areas that relate to the Parties' respective efforts.

        Unless funded by the Customer, each Party will separately bear all costs, risks and liabilities incurred by it arising out of its obligations and efforts under this Agreement during pre-proposal and proposal efforts. No Party shall have any right to any reimbursement, payment or compensation of any kind from another Party during the period up to the award of the prime contract.

        The Prime will have the sole right to decide the form and content of all documents submitted to the Customer; however, the Prime will afford each of the other Parties the opportunity to review the form and content of its respective sections of the proposal and will make reasonable efforts to ensure that the other Parties' data is accurately portrayed. Each of the other Parties will offer the Prime advice and assistance, and will prepare the substantive content of its respective portion(s) of the proposal, as identified in Article 2.0. The Prime will provide each of the other Parties a copy of the proposal which was submitted to the Customer, less any Proprietary Information, including but not limited to cost or pricing data.

        Overall marketing, sales, business and technical strategies in furtherance of this Agreement shall be reviewed at least annually by the Team Eagle Eye Steering Committee for updating and modification as mutually determined by the Parties.

5.0   Subcontracting

        Each Party will exert reasonable efforts to cause the selection of the Prime for the Program Opportunities and the acceptance of the other Parties as subcontractors for the Program Opportunities for the work identified in Article 2.0, as is reflected in the proposal(s).

        If a prime contract is awarded as a result of the efforts of the Parties, the Prime will, to the extent permitted by the Customer and applicable government rules, regulations and law, enter into subcontract negotiations with the other Parties. The Prime will make every reasonable effort to subcontract to the other Parties that portion of the work set forth in Article 2.0, as was specifically set forth in the respective proposal. The work to be performed by the Parties will be in accordance with the prime contract including its schedule, specifications and requirements. The terms of the subcontracts will be generally consistent with and no more onerous than the terms and conditions of the prime contract. It is agreed that said terms and conditions will not conflict with any applicable government rules, regulations, or laws.

        Any subcontract entered into pursuant to this Agreement may be terminated for convenience of the Prime only if the Customer terminates the Prime's contract for the Customer's convenience in whole, or in part, provided, in the latter instance, such partial termination relates to the work to be performed by the subcontractor under the subcontract, or in any case, if such termination for convenience of the subcontract is formally recommended to the Prime by the Customer.

        At Prime's discretion, negotiations for subcontracts shall commence and be concluded prior to its submission of a response to a Request for Proposal (RFP) tor a Program. The Parties agree to negotiate in good faith to reach agreement on terms and conditions to enable Prime to be in a position to respond to the RFP and flow down its obligations under a prime contract. Subcontract negotiations are to be concluded within a reasonable period of time, not to exceed 90 days from commencement of negotiation unless a further extension of time is mutually agreed to by the Parties.

        In the event of any conflict between the terms of a subcontract and this Agreement, the subcontract shall prevail.

        Nothing contained herein is intended to affect the rights of the Customer to negotiate directly with any of the Parties hereto on any basis the Customer may desire.

        Except for the Business Development Lead roles addressed in Article 3.0, it is agreed that the Prime shall be the primary contact with the Customer concerning the Program.

6.0   Relationship of the Parties

        The Parties shall remain independent contractors at all times. This Agreement does not constitute, give effect to or otherwise imply the formation of a partnership, joint venture or other formal business organization of any kind. No Party shall have the authority to bind another to contract, or create a liability against another or for any purpose, regardless of the legal theory or basis therefore, unless such authority is expressly granted in writing by the other Party. Except to the extent specified in this Agreement, no Party is directly or indirectly authorized, express or by inference to act as an agent of another Party. The rights and obligations of the Parties shall only be those expressly set forth herein. Nothing herein shall be construed as providing for the sharing of profits or loses arising out of the efforts of the Parties.

7.0   Expenses

        Each Party shall separately bear its own expenses in connection with the performance of this Agreement, expressly including all costs of any type for which one Party is not under subcontract to another Party.

8.0   Disclosure and Protection of Proprietary Information

        During the term of this Agreement, it is expected that each of the Parties may disclose to the other Parties, data and information that the disclosing Party considers to be proprietary and/or confidential. Any disclosure of proprietary or confidential data by a Party to another will be done in accordance with the one or more Proprietary Information Exchange Agreements ("PIEAs") which are separately executed by and among the Parties, subject to the terms and conditions stated therein.

9.0   Classified Information

        Access to U.S. or foreign classified information may be required in the performance of tasks contemplated by this Agreement and/or resulting contracts / subcontracts. The Parties are cognizant of their respective responsibilities in the care and handling of classified information. The Parties agree that they shall comply with applicable security requirements of the U.S. Government set forth in the current edition of the National Industrial Security Program Operating Manual (NISPOM) and other pertinent government regulations. The Parties agree that all of their personnel who, pursuant to this Agreement, will have access to classified information, shall have an appropriate security clearance, then in effect, prior to being accorded access to such information.

10.0 Intellectual Property Rights

        For the purposes of this Agreement, the term Intellectual Property shall mean patented and unpatented inventions designs and discoveries, mask work, copyrighted works, trade secrets, know-how, trademarks, other intellectual property, and Proprietary Information of the Parties (hereinafter "Intellectual Property"). It is mutually understood and agreed that no Party shall acquire, directly or by implication, any rights in any Intellectual Property of another Party which is owned, controlled, acquired, developed, authored, conceived or reduced to practice prior to the date of this Agreement, including but not limited to, inventions described and claimed in applications for the U.S. Letter patent filed prior to the date of this Agreement, except as expressly provided herein or in any resulting subcontract between the Parties.

        Each Party or its appropriate intellectual property holding company shall own all right, title and interest in any Intellectual Property if developed, authored, conceived or reduced to practice independently and solely by that Party during the performance of this Agreement. Subject to any rights of the U.S. Government, all inventions conceived by a Party in the course of or under a Program contract or a work assignment shall be owned by that Party ("Program Invention"). Each Party hereto, insofar as it is free to do so without obligation to others, hereby authorizes the other Parties to use its Intellectual Property that is a Program Invention solely as necessary for the performance of each Party's respective obligations under this Agreement. No license, expressed or implied, shall inure to the benefit of any of the other Parties to prepare copies and derivative works of such Intellectual Property or to make, use, sell export/import products or processes incorporating such Intellectual Property, except as expressly provided herein or in any resulting subcontract between the Parties.

        Unless expressly provided otherwise in any subsequent subcontract between the Parties, each Inventing Party, as defined below, shall have an equal, undivided interest in all Intellectual Property conceived or reduced to practice jointly by employees of such Party and of one or more of the other Parties during performance under this Agreement, and in the related copyright, patent, trade secret, and other proprietary rights therein. To that end, each such Party shall require its employees to assign all inventions thus conceived or reduced to practice to such Party, so as to permit the filing, prosecution, and maintenance of any necessary patent applications regarding such inventions. Each Party whose employees participated in such conception or reduction to practice (hereinafter, a "Inventing Party") shall share equally in all costs related to obtaining and maintaining any such patents or Intellectual Property rights, including any costs related to preparation and prosecution of applications, annual taxes or annuities, or the litigation of the patentability, validity, or enforceability of any such patents in any and all countries. If at any time, an Inventing Party declines to share in the costs described above, the Inventing Party so declining shall assign its ownership rights in the Intellectual Property to the other Inventing Parties; subject however to the retention of a fully-paid, non-exclusive, non-assignable license, in favor of the relinquishing Inventing Party and its subsidiaries, to make, have made, use, lease, sell or otherwise dispose of apparatus or practice methods under the Intellectual Property rights.

        The Parties shall establish a mutually agreeable procedure for determining inventorship and for determining which of the Parties are Inventing Parties with respect to Intellectual Property that is jointly conceived or reduced to practice during performance under this Agreement, which determinations shall be made in accordance with applicable U.S. law.

        The Inventing Parties shall, with respect to patentable Intellectual Property that is jointly conceived or reduced to practice during performance under this Agreement, designate a Party to be responsible for filing a patent application (the "Filing Party"), subject to the sharing of costs as provided hereinabove. The Filing Party shall file an initial priority application and, within one (1) year of such filing, shall file an international application under the Patent Cooperation Treaty (PCT) claiming priority from such initial priority application and designating all available countries. The Filing Party shall provide draft patent application to the other Inventing Parties sufficiently in advance of filing for the other Inventing Parties to have the opportunity to comment thereon and shall take such comments into consideration in the application filed. The Filing Party shall also promptly furnish the other Inventing Parties with copies of all substantive communications between the Filing Party and applicable patent offices relating to such patent applications, and shall take the other Inventing Parties' comments and suggestions into consideration when framing responses and submissions to such patent offices. The Filing Party shall timely inform the other Inventing Parties of any patent issuing or granting from a patent application file hereunder. The Filing Party shall also provide an annual summary of the status of each patent application filed hereunder and any patent issuing or granting therefrom, and shall, except as otherwise agreed among the Inventing Parties and subject to the sharing of costs as provided hereinabove, take all actions reasonably necessary to maintain said patent. No Party other than an Inventing Party shall have the right, express or implied, to make, use, sell, have made, export or import, products or processes incorporating such Intellectual Property, except as expressly provided herein or in any resulting subcontract between the Parties.

11.0 No License

        Except as expressly provided herein or in any resulting subcontract between the Parties, no license to the other Party, under any trademark, trade secret, patent, copyright, other intellectual property rights, or applications which are now or may thereafter be owned by such Party, is either granted or implied by the conveying of information to that Party. None of the information which may be submitted or exchanged by the Parties shall constitute any representation, warranty, assurance, guarantee or inducement by any Party to another with respect to the infringement of trademarks, trade secrets, patents, copyrights, other intellectual property rights or any right of privacy, or other rights of third persons.

12.0 Applicable Law

        If this Agreement is issued pursuant to a U.S. Government prime contract, these terms and conditions shall be construed and applied in accordance with the Federal common law of Government contracts. To the extent that the Federal common law of Government contracts is not dispositive or this Agreement is not issued pursuant to a U.S. Government contract, this Agreement shall be governed by and construed in accordance with the laws of the State of Texas, USA, excluding its choice of law rules. Each Party in the performance of this Agreement shall comply with applicable provisions of all United States, foreign, state and local laws and regulations promulgated thereunder including but not limited to U.S. export laws and regulations, and the U.S. Foreign Corrupt Practices Act as amended. Failure to effect compliance in all material respects of this Agreement shall be construed as a material breach under this Agreement.

13.0 Limitation of Liability

        In no event shall any Party be liable to another Party for indirect, special, incidental or consequential damages arising out of or connected in any way with this Agreement.

14.0 Assignment

        Neither this Agreement nor any rights or obligations of any Party hereunder shall be assigned or transferred by a Party without the prior written consent of the other Parties, which consent will not be unreasonably withheld; except that a Party may assign this Agreement to a corporation or entity controlling, controlled by or under common control with such Party.

15.0 Term and Termination

        This Agreement shall commerce on the date of its signing by the last Party to sign (the Effective Date) and shall unless extended or terminated earlier, remain in effect until first to occur of any of the following:

  a.
  Failure of the Parties to receive a contract for a Program Opportunity during the period of five (5) years following the Effective Date;

  b.
  Notification by the Customer that any of the Parties is not an acceptable contractor or subcontractor for any Program Opportunity, in which case this Agreement shall terminate with respect to such Party for such Program Opportunity to which such notification relates but shall continue with respect to other Programs for such Party and shall also continue with respect to the remaining Parties;

  c.
  Any of the Parties has been suspended or debarred from doing business with the U.S. Government and such suspension or debarment is not lifted within three (3) months, in which case this Agreement shall terminate with respect to such Party but shall continue with respect to the remaining Parties;

  d.
  Unanimous written consent of the Parties;

  e.
  Inability of Prime and any other Party, negotiating in good faith, to reach agreement on an appropriate subcontract in accordance with this Agreement, in which case this Agreement shall terminate with respect to such other Party for such Program Opportunities to which such subcontract relates but shall continue with respect to other Program Opportunities for such other Party and shall continue with respect to the remaining Parties;

  f.
  In the event any Party is liquidated, placed in receivership or makes a general assignment for the benefit of creditors or has become insolvent in which case this Agreement shall terminate with respect to such Party but shall continue with respect to the remaining Parties;

  g.
  Upon the expiration of sixty (60) days after the giving of written notice by the Prime or by the aggrieved Party, to any Party committing any breach of a material obligation under this Agreement, provided that the breaching Party has not cured said breach within such sixty (60) day period, in which case this Agreement shall terminate with respect to such Party but shall continue with respect to the remaining Parties;

  h.
  Five (5) years after the Effective Date of this Agreement, or until three (3) years after completion of any contract, whichever is later; or

  i.
  Ten (10) years after the Effective Date.

        In the event that this Agreement is terminated as to a Party, such Party shall be free to pursue opportunities using its individual technical approach; however, if a Party is terminated pursuant to paragraph 15.0 g, such Party shall be free to pursue only technical solutions not using a Tiltrotor UAV during the term of this Agreement.

        The provisions of Articles 10.0, 11.0, 13.0, and 18 .0 shall survive termination of this Agreement.

16.0 Publicity

        Except as required by law or regulation, any news release, public announcements, advertisements released by any Party concerning this Agreement or any proposal or any resulting contract or subcontract, to be carried out hereunder, will be subject to prior written approval of each of the Parties.

17.0 Miscellaneous

  a.
  The Parties acknowledge that there is no obligation on the part of the Parties to enter into a definitive contract / subcontract or to continue to maintain or pursue any business arrangement or relationship other than as described herein.

  b.
  Each Party shall keep the others timely informed of activities of mutual interest undertaken in furtherance of this Agreement and shall devote the necessary personnel, resources and reasonable assistance to the others in the pursuit of the objectives of this Agreement.

  c.
  Except as otherwise provided herein, the Parties agree that they will not compete independently or as a part of another team for Tiltrotor UAV work covered by a Program Opportunity during the term of this Agreement. Nothing in this Agreement shall be construed to restrict a Party from competing independently or as part of another team offering non-Tiltrotor UAV technology in response to a Program Opportunity. Nothing in this Agreement shall be construed to restrict any business unit of Lockheed Martin Corporation, other than its Lockheed Martin Aeronautics Company business unit, or any business unit of Textron Inc. (the corporate parent of Bell and Textron Systems), other than Bell and Textron Systems, from engaging in any business pursuit whatsoever.

  d.
  Nothing in this Agreement shall be construed to prohibit a Party from offering for sale or from marketing and selling its products and services to any existing or future customers or markets including equipment, systems and services competitive with those planned to be pursued under this Agreement provided the obligations of the Parties under this Agreement are respected.

  e.
  Each Party will designate in writing one or more individuals within their own organization as their representative(s) responsible to direct performance of the Parties' necessary functions. Such representative(s) shall have the responsibility to effectuate the requirements and responsibilities of the Parties under this Agreement.

  f.
  No Party shall during the term of this Agreement and for a period of one year after termination or expiration, solicit for employment any person(s) employed by the other Parties and working on the specific Programs contemplated by this Agreement without the advance written consent of the other Party. For the purposes of this Agreement, the term "solicit for employment" does not include the placement of advertisements for employment in publications of general circulation or other general solicitations for employment.

  g.
  A waiver of any breach of any term, covenant or condition herein contained shall not be deemed to be a continuing waiver of any term, covenant or condition unless expressly so stated in writing.

  h.
  This Agreement shall be executed in four originals, with one original being provided to each Party. A copy of an original shall have the same force and effect as an original for all purposes of this Agreement.

18.0 Disputes

        If any dispute arises under this Agreement, the Parties shall make a good faith effort to resolve the dispute before taking any action. The Parties shall meet to discuss the dispute no later than 30 days after a Party gives written notice to the other Parties that such a dispute exists. Such meeting may be held telephonically if travel is impractical for the Parties. At such meeting, a senior representative of each Party who has authority to resolve the dispute shall be in attendance. No suit, arbitration or other proceeding may be commenced before the Parties have met pursuant to this provision unless immediate injunctive relief is being sought. Any disputes arising under this Agreement that are unable to be settled by the Parties pursuant to the above procedure shall be resolved in a court of appropriate jurisdiction located in the State of Texas.

19.0 Severability

        The invalidity or unenforceability of any particular provision of this Agreement shall not affect the other provisions hereof, and this Agreement shall be constructed in all respects as if such invalid or unenforceable provision were omitted.

20.0 Force Majeure

        No Party to this Agreement shall be responsible for delay or failure in performance under this Agreement caused by a Force Majeure event, which term shall include, without limitation, strikes, labor disturbances, lockouts, riots, epidemics, quarantines, wars or conditions of war, actions, inactions or regulations of the Government of the United States, fires, acts of nature, acts of terrorists, insurrections, embargoes or trade restrictions, delays or subcontractors or suppliers caused by a Force Majeure, or any other similar action beyond such Party's reasonable ability to control.

21.0 Notices

        Notices or demands required or permitted hereunder shall be given by mail, e-mail, courier service or electronic facsimile to the respective Parties at the addresses identified below, or at such address or addresses as the respective Parties may herein after designate:

If to Bell:	If to LM Aero:
Bell Helicopter Textron Inc.	Lockheed Martin Corporation
P.O. Box 482	Lockheed Martin Aeronautics Company
Fort Worth, TX 76101	Post Office Box 748, MZ 1524
Attn: Loretta Wheeler	Fort Worth, TX, USA 76101-0748
R&D Contracts	Attn: Mr. Rex M. Potter
Facsimile: (817) 280-8880	Facsimile: (817) 777-2115
Email: lwheeler@bellhelicopter.textron.com	Email: rex.m.potter@lmco.com
Telephone: (817)280-7490	Telephone: (817) 777-1646

If to AAI:	If to Textron Systems:
AAI Corporation	Textron Systems Corporation
P.O. Box 126	201 Lowell Street
Hunt Valley, MD 21030-0126	Wilmington, MA 01887
Attn: Pete Mullowney	Attn: Carl Buzawa
Facsimile: (410) 628-3077	Facsimile: (978) 657-6913
Email: mullow@aaicorp.com	Email: cbuzawa@systems.textron.com
Telephone: (410) 628-3420	Telephone: (978) 657-1376

22.0 Entire Agreement

        This Agreement is the complete and exclusive statement of the terms of this Agreement, and there are no prior or contemporaneous difference or additional agreements, oral or written, between the Parties, with the exception of the PIEAs cited above, pertaining to the subject addressed herein. This Agreement shall not be modified except by a subsequent written document signed by duly authorized representatives of the Parties. The rights and obligations of the Parties shall be limited to those expressly set forth herein.

        IN RECOGNITION OF THE ABOVE, THE PARTIES HAVE CAUSED THIS BINDING AGREEMENT TO BE EXECUTED BY THEIR DULY AUTHORIZED REPRESENTATIVES.

BELL HELICOPTER TEXTRON INC.		LOCKHEED MARTIN CORPORATION Lockheed Martin Aeronautics Company
By:	/s/ RUDY C. LOPEZ	By:	/s/ LARRY L. MCQUIEN
Name: Title: Date:	Rudy C. Lopez Dir—USG Contract Mgmt 21 Jul 04	Name: Title: Date:	Larry L. McQuien Vice President—Business Ventures 21 July 2004
AAI CORPORATION		TEXTRON SYSTEMS CORPORATION
By:	/s/ ROBERT J. PETERS	By:	/s/ FRANK TEMPESTA
Name: Title: Date:	Robert J. Peters Vice President—Business Development 16 Aug 2004 Originally signed 21 July 2004	Name: Title: Date:	Frank Tempesta Executive Vice President 22 July 04

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EAGLE EYE CORE TEAM TEAMING AGREEMENT
BACKGROUND